DATED 14 August 2003

BETWEEN

ECO TELECOM LIMITED

AS BORROWER

AND

OJSC KAZKOMMERTSBANK

AS LENDER

LOAN AGREEMENT

THIS AGREEMENT is dated 14 August 2003 and made between:

ECO TELECOM LIMITED (the “Borrower”), a legal entity duly organised and existing under the laws of Gibraltar with its registered office situate at 10/8 International Commercial Center, Casemates Square, Gibraltar; and

OJSC KAZKOMMERTSBANK (the “Lender”), a legal entity duly organised and existing under the laws of the Republic of Kazakhstan, with its registered office situate at 135Zh Gagarin Avenue, Almaty, Republic of Kazakhstan, collectively referred to as the “Parties” or individually as a “Party”, have concluded this loan agreement as follows:

DEFINITIONS

“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, or is under common control with, or is controlled by, such Person, including, if such Person is an individual, any relative or spouse of such Person, or any relative of such spouse of such Person, any one of whom has the same home as such Person, and also including any trust or estate for which any such Person or Persons specified herein, directly or indirectly, serves as a trustee, executor or in a similar capacity (including, without limitation, any protector or settlor of a trust) or in which such Person or Persons specified herein, directly or indirectly, has a substantial beneficial interest and any Person who is controlled by any such trust or estate.

“Agreement” means this loan agreement executed by and between the Lender and Borrower, as the same may be amended, supplemented or otherwise modified from time to time.

“Big Four Accountancy Firm” means any of PricewaterhouseCoopers, KPMG, Deloitte Touche, and Ernst & Young.

“Borrower’s Account” means a Dollar account No. 9001.800724-001 in the name of the Borrower opened with the Amsterdam Trade Bank N.V. Amsterdam (correspondent account 0440 1485 with Bankers Trust Company, New York).

“Business Day” shall be construed as reference to a day (other than Saturday or Sunday), on which banks generally are open for business in London, New York, Moscow and Amsterdam.

“Collateral” means the shares of common stock of the Russian Open Joint Stock Company “Vimpel-Communications” (“OJSC Vimpelcom”) pledged under the Pledge Agreement.

“Constitutive Documents” means the Memorandum and Articles of Association and the Certificate of Incorporation of the Borrower and the Guarantor.

“control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean, with respect to any Person, the possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise) of such Person.

“Controlled Affiliate” shall mean, with respect to any Person, any Affiliate of such Person in which such Person owns or controls, directly or indirectly, more than fifty percent (50%) of the securities having ordinary voting power for the election of directors or other governing body thereof or more than fifty percent (50%) of the partnership or other ownership interests therein (other than as a limited partner).

“Controlling Person” shall mean, with respect to any Person, any other Person which owns or controls, directly or indirectly, more than fifty percent (50%) of the securities of such Person having ordinary voting power for the election of directors or other governing body of such first Person or more than fifty percent (50%) of the partnership or other ownership interests therein (other than as a limited partner of such first Person).

“Corporate Guarantee” means the guarantee issued by the Guarantor, in favour of the Lender to secure the obligations of the Borrower under this Agreement for the amount of total indebtedness of the Borrower, but not exceeding sixty five million five hundred and twenty thousand Dollars 65,520,000.

“Default Rate” means the rate of interest of 20% (twenty percent) per annum.

“Depositary” means Limited Liability Company IC East Capital, a legal entity duly organised and existing under the laws of the Russian Federation, holding a valid licence for the undertaking of depositary services issued by the Russian Federal Commission for the Securities Market.

“Disbursement Date” means the date on which the Loan under this Agreement is credited to the Borrower’s account.

“Dollars” and “$” means the lawful currency of the United States of America from time to time.

“Drawdown Notice” the notice by the Borrower to the Lender of the Borrower’s intention to drawdown the Loan in the form annexed at Schedule 1 to this Agreement.

“Guarantor” means Eco Holdings Limited, a legal entity duly organised and existing under the laws of the Gibraltar with its registered office situate at 28 Irish Town, Gibraltar.

“Interest Period” means each consecutive period of three calendar months commencing on the Disbursement Date, however, in case of prepayment or final repayment, the Interest Period ends on the prepayment or final repayment date correspondingly as agreed between the Lender and the Borrower.

“Interest Rate” means the rate of interest of 10% (ten) per annum.

“Kazkommertsbank” means the Kazkommertsbank Open Joint Stock Company, a bank duly organised and existing under the laws of Kazakhstan.

“Lender’s Account” means US Dollar account No. 890-0223-057 in the name of the Lender opened with Bank of New York, New York, USA SWIFT address: IRVTUS3N CHIPS 0001.

“Loan” means the principal amount outstanding for the time being of the loan made available to the Borrower under Clause I of this Agreement.

“Loan Documents” mean this Agreement, the Pledge Agreement, the Corporate Guarantee and any other agreements and documents that the Lender and/or the Borrower and/or the Guarantor and/or the Depositary may from time to time execute in connection herewith, and “Loan Document” shall be construed accordingly.

“material” means a material fact or circumstance that has not been disclosed to the Lender and which would, if disclosed, adversely affect the decision of the Lender to make the Loan available to the Borrower.

“Maturity Date” means the earlier of (i) the day which is seven hundred thirty (730) calendar days after the Disbursement Date or (ii) such other earlier date when the Loan becomes fully repaid on the terms of this Agreement (including for the avoidance of doubt prepayment in accordance with Clause 3.12).

“Other Taxes” means any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies which may be imposed in any applicable jurisdiction connection with the Loan and/or the execution, delivery, fulfilment, registration or payments under the Loan Documents.

“Person” shall mean any natural person, firm, company, corporation, general partnership, simple partnership, limited partnership, limited liability partnership, limited liability company, proprietorship, other business organisation, trust, union, association or governmental or regulatory authority, whether incorporated or unincorporated.

“Pledge Agreement” means the agreement to be dated on or about the date of this Agreement to be entered into by the Lender, the Borrower and the Depositary containing the terms and conditions of the pledge of the Collateral to secure the obligations of the Borrower hereunder, as such agreement may be amended, restated, modified or supplemented from time to time by the parties thereto.

“Potential Event of Default” means an event specified in Clause 9, which would (with the expiry of a grace periods, the giving of notice, the making of any determination under the Loan Documents or any other combination of the foregoing) be an Event of Default.

“Security Interest” means any debenture, mortgage, charge, pledge, lien, assignment, or other arrangement or agreement the effect of which is the creation of security, but excluding security interests arising by operation of the law and title retention agreements entered into in the ordinary course of trading.

“Taxes” means any tax, levy, impost, duty or other charge or withholding of similar nature.

“Tax Credit” means a credit against, relief or remission for, or repayment of any Taxes.

Construction

Unless a contrary indication appears, any reference in this Agreement to:

1.	the “Lender”, the “Borrower”, the “Guarantor” or any “Party” shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

2.	“assets” includes present and future properties, revenues and rights of every description;

3.	a “Loan Document” or any other agreement or instrument is a reference to that Loan Document or other agreement or instrument as amended or novated;

4.	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

5.	a provision of law is a reference to that provision as amended or re-enacted; and

6.	a time of day is a reference to London time.

Section, Clause and Schedule headings are for ease of reference only.

Unless a contrary indication appears, a term used in any other Loan Document or in any notice given under or in connection with any Loan Document has the same meaning in that Loan Document or notice as in this Agreement.

An Event of Default is “continuing” if it has not been remedied or waived.

For the purposes of this Agreement, defined terms include both the singular and plural form for nouns, and the present, past and future tense for verbs.

Third Party Rights

Unless expressly provided to the contrary in a Loan Document a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

1.	THE LOAN

1.1	On the terms and conditions set forth below, the Lender agrees to make a single loan to the Borrower in an aggregate principal amount of fifty-two million Dollars ($52,000,000) by way of crediting the Borrower’s Account not later than the second (2) Business Day from the satisfaction of conditions set out in Clause 7.

2.	THE PURPOSE

2.1	The Loan is intended for the investment and working capital purposes and accordingly, the Borrower shall apply all amounts raised by it hereunder in or toward the satisfaction of its general corporate financing requirements.

2.2	Without prejudice to the obligations of the Borrower under Clause 2.1, the Lender shall not be obliged to concern themselves with the application of amounts raised by the Borrower hereunder.

3.	AVAILABILITY/PAYMENT

3.1	Subject to the terms of this Agreement, the Lender shall make the Loan available to the Borrower up to and including 31 August 2003 (the “Availability Period”).

3.2	The principal of the Loan shall be repaid in full on the Maturity Date.

3.3	The Borrower shall pay interest on the outstanding principal amount of the Loan for each respective Interest Period. Interest shall be paid in arrears, on the last Business Day of each Interest Period at the Interest Rate.

3.4	Calculation of interest shall be made by the Lender on the basis of a year of three hundred and sixty (360) days for the actual number of days (including the Disbursement Date and including the Maturity Date) before, as well as after, judgement. Each calculation of interest by the Lender shall be conclusive and binding in the absence of manifest error.

3.5	If any amount hereunder is not paid on its due date, interest will immediately accrue on the unpaid amount of the Loan at the Default Rate on a daily basis from the due date to the date of actual payment. Interest so accrued shall be due on demand or in the absence of demand on the last day of the Interest Period in which it accrued and if unpaid shall be compounded on the last day of that and each successive Interest Period.

3.6	Payment of all sums due and owing to the Lender shall be made not later than 11:00 a.m. London time on the day when such payment is due in Dollars, to the Lender’s Account or to any other account as may be designated by the Lender, provided that such other account may be designated by Lender by sending at least ten (10) Business Days’ prior written notice to the Borrower in accordance with Clause 16 (Notice and Communication). The Lender is obliged to maintain at least one Lender’s Account.

3.7	Whenever any payment hereunder shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest or fees, as the case may be; provided, however, that if such extension would cause payment of interest on or principal of the Loan to be made in the next following calendar month, such payment shall be made on the preceding Business Day.

3.8	If the Borrower makes any payment of principal of the Loan on any day other than the Maturity Date (as a result of an acceleration or otherwise), or if the Borrower fails to drawdown the Loan after it has given the Drawdown Notice to the Lender, the Borrower shall, upon demand by Lender indemnify Lender from and against any reasonable losses, costs, expenses or liabilities that Lender properly incurs or becomes subject to as a result of such payment or failure to borrow. The Lender shall in consultation with the Borrower take all reasonable steps to mitigate any circumstances which arise or would result in any amount becoming payable under or pursuant to this Clause 3.8.

3.9	In the event that the Disbursement Date is between 15 August 2003 and 31 August 2003 (inclusive) a commitment fee (the “Commitment Fee”) at a rate equal to the Interest Rate will accrue on a daily basis on the aggregate principal amount of the Loan from 15 August 2003 to the Disbursement Date. The Commitment Fee shall be paid by the Borrower to the Lender on the Disbursement Date. The Borrower hereby authorises the Lender to debit the Commitment Fee from the Loan on the Disbursement Date.

3.10	The Borrower shall be permitted to make voluntary prepayment of the Loan from the 10th month after the Disbursement Day, provided that (i) the Borrower gives the Lender at least thirty (30) Business Days prior written notice of such prepayment stating the exact date of prepayment and (ii) such prepayment will be made in multiples of one million Dollars ($1,000,000) or such prepayment will be equal to the whole outstanding amount of the Loan.

3.11	If the Borrower does not comply with the condition of voluntary prepayment of the Loan in accordance with Clause 3.10 hereof, the Borrower shall be obliged to pay the Lender an amount equal to 1.5% (one and a half percent) of the repaying principal amount of the Loan.

3.12	In the case of prepayment of the Loan, the Borrower shall execute any such prepayments in the following order:

(1)	Firstly, penalties, fees, expenses and losses of the Lender;

(2)	Secondly, interest payment of the Loan, proceeding from the actual term of the Loan; and

(3)	Thirdly, prepayment of the principal amount of the Loan.

3.13	The Lender agrees to give the Borrower five (5) Business Days prior written notice of any payment due hereunder, whereby such notice shall specify the net amount of principal, accrued interest, fees and other sums payable. A failure by the Lender to give the notice to the Borrower does not affect the Borrower’s obligation to make payments hereunder. The Lender is obliged to send to the Borrower five (5) Business Days prior notice referring to the last interest payment and the principal repayment, fees and other sums payable.

3.14	The Lender agrees to provide the Borrower with a “credit of funds confirmation” within one Business Day of receipt of any funds from the Borrower.

4.	TAXES

4.1	If the Borrower is compelled by law to deduct or withhold any Taxes (other than tax on overall net income) from or in respect of any sum payable hereunder or in respect of the Loan to the Lender, the sum due from the Borrower in respect of the payment shall be increased as shall be necessary so that after making all required deductions, the Lender receives a net amount equal to the sum it would have received had no such deductions or withholding been made. If the Borrower makes a payment under this Clause 4.1 and the Lender determines (acting reasonably) that a Tax Credit is attributable to such payment and that the Lender has obtained, utilised and retained that Tax Credit, the Lender shall within 14 calendar days after the Lender has obtained, utilised and retained that Tax Credit pay an amount to the Borrower which the Lender reasonably determines will leave it (after that payment) in the same after-tax position as it would have been had the payment not been made by the Borrower.

4.2	All Taxes required by law to be deducted or withheld by the Borrower from any amounts payable or paid hereunder shall be paid by the Borrower to the appropriate authority within the time allowed for such payment under applicable law and the Borrower shall within thirty (30) Business Days of the payment being made deliver to the Lender evidence reasonably satisfactory to the Lender that payment has been duly remitted to the appropriate authority.

4.3	The Borrower will indemnify the Lender for the full amount of Taxes or Other Taxes paid by the Lender and any liabilities properly arising therefrom or with respect thereto. This indemnification shall be made within thirty (30) Business Days from the date the Lender makes written demand therefor, such demand to include the original or a duly certified copy of a receipt evidencing payment thereof.

5.	FINANCIAL INFORMATION

5.1	The Borrower shall supply to the Lender (1) a copy of its most recent audited and unaudited financial statements prior to the Disbursement Date; (2) as soon as the same become available, but in any event within one hundred eighty (180) Business Days after the end of its financial year its audited financial statements on a consolidated basis for that financial year; and (3) as soon as the same become available, but in any event within ninety (90) Business Days after the end of each half of each of its financial years its unaudited financial statements for that financial half year.

5.2	The Borrower shall ensure that: (a) each set of financial statements delivered by it pursuant to Clause 5.1 is prepared on the basis of the international accounting standards, together with an explanation of any changes to the standards that were used to prepare the financial statements as set forth in Clause 5.1 and (b) each set of financial statements delivered by it pursuant to Clause 5.1 is to be certified by a duly authorised officer of the Borrower as, to the best of his/her knowledge and belief, as fairly representing the Borrower’s financial condition, both as at the end of the period to which those financial statements relate and of the results of the Borrower’s operations during such period.

5.3	The Borrower shall supply to the Lender within ten (10) Business Days from the date of receipt by the Borrower of the Lender’s request, such further information regarding the financial condition, business and operations of the Borrower as the lender may reasonably request.

6.	REPRESENTATIONS AND WARRANTIES

6.1	The Borrower hereby represents and warrants to the Lender that as of the date hereof (and the Borrower will be deemed to represent and warrant to the Lender on the Disbursement Date, and on each day as long as any sum hereunder remains outstanding, with reference to the circumstances then existing) that:

6.1.1	The Borrower is a legal entity, duly incorporated and validly existing under the laws of the Gibraltar, and able to own its assets and conduct its business;

6.1.2	The execution, delivery and performance of the Loan Documents by the Borrower are within the Borrower’s legal capacity and have been duly authorised by all actions required under the Borrower’s Constitutive Documents and applicable legislation;

6.1.3	All necessary authorisations, approvals, filings or notices to or from any governmental authority or third party required in advance of the execution of any Loan Document have been obtained, and, all necessary authorizations, approvals, filings or notices to or from any governmental authority or third party required after such execution of any Loan Document will be obtained;

6.1.4	The Loan Documents have been duly executed and delivered and constitute legal, valid and binding obligations of the Borrower and the Guarantor, in each instance enforceable in accordance with their respective terms;

6.1.5	To the best of the Borrower’s knowledge and belief, having made all reasonably enquiries (i) no proceedings have been initiated or are planned to be initiated by any creditor of the Borrower or the Guarantor and (ii) there are no actions, suits or proceedings pending or threatened against the Borrower or the Guarantor or by or before any governmental authority, which if adversely determined would reasonably be expected to have a material adverse effect upon fulfilment of their respective obligations under the Loan Documents;

6.1.6	Since the date of the financial statements delivered pursuant to Clause 5.1 there has been no material adverse change in the business, financial condition or operations of the Borrower which could have a material adverse effect upon the ability of the Borrower to perform its obligations under the Loan Documents;

6.1.7	The payment obligations under the Loan Documents will rank at least pari passu with the claims of all its other unsecured and unsubordinated lenders except for any liabilities which would be accorded preferential ranking by statute in a winding-up or which are secured by a Security Interest arising by retention of title to goods in the ordinary course of trading or any other obligations mandatorily preferred by law applying to companies generally;

6.1.8	To the best of the Borrower’s knowledge and belief, having made all reasonable enquiries, the Loan Documents do not breach any applicable legislation and it is not necessary under the law of the Borrower’s jurisdiction of incorporation that such Loan Documents or any other document be filed or recorded with any court or other authority or that any stamp or similar tax be paid on or in respect of the Loan Documents;

6.1.9	Neither the Borrower nor the Guarantor are in material breach of or in material default under any agreement to which they are a party, and which is binding (and continuing unwaived and unremedied) on any material part of their assets;

6.1.10	All of the written factual information supplied by any officer or employee of the Borrower and the Guarantor to the Lender pursuant to this Agreement is true, complete and accurate in all material respects as at the date it was provided or at the date (if any) at which it is stated and the Borrower and the Guarantor are not aware of any facts or circumstances that have not been disclosed to the Lender and which might, if disclosed, have materially adversely affected the decision of the Lender to provide the Loan to the Borrower;

6.1.11	The Loan Documents and the exercise by the Borrower and the Guarantor of their rights and performance of their obligations hereunder do not and will not;

(A)	conflict with any agreement, mortgage, bond or other Security Interest or security agreement or treaty to which it is a party or which is binding upon it or any of its material assets; or

(B)	conflict with its Constitutive Documents;

6.1.12	That to the best of the Borrower’s knowledge and belief no Event of Default is continuing;

6.1.13	The financial statements of the Borrower and the Guarantor have been prepared in accordance with international accounting principles by a Big Four Accountancy Firm and, to the best of the Borrower’s knowledge and belief, fairly represent the Borrower’s and the Guarantor’s respective financial conditions and operations;

6.1.14	The Guarantor is a company duly organised and acting under the laws of Gibraltar and is the 100% parent company of the Borrower;

6.1.15	The Borrower is the beneficial owner of the Collateral; and

6.1.16	Neither the Borrower nor the Guarantor, (nor any of their Controlling Persons or Controlled Affiliates) are convicted of a felony in the United States, Norway or the Russian Federation or in any other jurisdiction.

6.2	The Lender hereby represents and warrants to the Borrower that as of the date hereof (and the Lender will be deemed to represent and warrant to the Borrower on the Disbursement Date, and on each day as long as any obligations of the Lender under the Loan Documents remain outstanding, with reference to the circumstances then existing) that;

6.2.1	Neither the Lender nor any of its Controlling Persons or Controlled Affiliates are convicted of a felony in the United States, Norway or the Russian Federation or in any other jurisdiction;

6.2.2	Neither the Lender nor any of its Controlling Persons or Controlled Affiliates own or control a telecommunications licence for the cellular mobile telecommunications business (including, without limitation, GSM, UMTS and 3G and other new standards or technologies) in the City of Moscow or Moscow Region or any super-region of the Russian Federation in which any of OJSC Vimpelcom, OJSC “Vimpelcom-Region” or any of their respective controlled affiliates then hold a cellular licence.

7.	CONDITIONS PRECEDENT

7.1	The obligation of the Lender to advance the Loan under this Agreement shall be subject to the conditions precedent that the Borrower shall have delivered or caused to be delivered to the Lender the following documents:

7.1.1	Duly executed Loan Documents;

7.1.2	Copies of the Constitutive Documents and copies of executive and board authorisations in respect of entry into the Loan Documents by the Borrower and the Guarantor;

7.1.3	A written confirmation from the Depositary evidencing pledge of Collateral in favour of the Lender in accordance with the Pledge Agreement;

7.1.4	Legal opinions issued by the special legal counsel to the Borrower as to the matters of English law, Herbert Smith, the special legal counsel to the Borrower as to the matters of Gibraltar law, Triay & Triay, and the special legal counsel to the Borrower as to the matters of Russian law, Herbert Smith CIS Legal Services on the following issues (as applicable);

(a) On authority of the Borrower and the Guarantor to enter into the Loan Documents (as relevant) and legal capacity to pledge the Shares (as defined in the Pledge Agreement); and

(b) On a legal capacity of the Borrower and legal title of the Borrower to the Shares (as defined in the Pledge Agreement)

substantially in the forms annexed at Schedules 2, 3 and 4 hereto;

7.1.5	A copy of the Irrevocable Instruction (as defined in the Pledge Agreement) signed on behalf of the Borrower; and

7.1.6	The Lender has received the Drawdown Notice.

8.	COVENANTS

So long as any amount is due hereunder, the Borrower shall;

8.1	Maintain its existence materially in its current form of business organisation under laws of the Gibraltar; not materially change its current business profile; not merge with or into or consolidate with any other legal entity or in any fashion sell, transfer or change the current voting control of the Borrower without first receiving the Lender’s prior written consent (which shall not be unreasonably withheld).

8.2	Comply with all laws, rules, regulations and orders applicable to the Borrower or its operations and property to the extent that if failure so to comply would materially impair its ability to perform its obligations under the Loan Documents, such compliance to include, without limitation; paying all taxes, assessments and governmental charges imposed upon it or upon its property within the time allowed for such payment except to the extent contested in good faith.

8.3	Pay and discharge, before the same shall become delinquent, (i) all taxes, assessments, levies and like charges imposed upon the Borrower or Borrower’s income, profits or property by authorities having competent jurisdiction within the time allowed for such payment; and (ii) all lawful claims which, if unpaid, would by law become a lien, encumbrance or charge upon its property.

8.4	Promptly inform the Lender upon becoming aware of its occurrence of any Event of Default or Potential Event of Default, and at all reasonable times upon receipt of a written request from the Lender confirm to the Lender that save as previously notified to the Lender or as notified in such confirmation, no Event of Default has occurred.

8.5	The Borrower shall not, without having made prior written notification to the Lender in accordance with Clause 16 (Notice and Communication), create or permit any Security Interest exceeding an amount equal to ten million Dollars ($10,000,000), over any part of its assets and revenues or future assets and revenues.

8.6	The Borrower shall not, without having made prior written notification to the Lender in accordance with Clause 16 (Notice and Communication) make any loans, grant any loans, whether actual or contingent, in respect of any obligation of any other person where such loans exceed the amount equal to ten million Dollars ($10,000,000)

8.7	The Borrower shall promptly, upon becoming aware, inform the Lender in writing about all material events or actions, taken by or in respect of the Borrower or the Collateral.

9.	EVENTS OF DEFAULT

An “Event of Default” shall occur if:

9.1	the Borrower fails to make payment of any amount owing to the Lender in full on its due date and such sum remains unpaid for three (3) Business Days following the date when such amount is due; or

9.2	the Borrower fails to comply with the covenants set forth in Clause 8 (Covenants) hereof and/or any of the covenants in Clause 3 (Rights and Obligations of the Pledgor) of the Pledge Agreement or any other material term or condition herein unless the breach is capable of remedy and it remedied within five (5) Business Days of the Lender giving notice to the Borrower; or

9.3	any representation or warranty made by the Borrower or the Guarantor under or in connection with any Loan Document is or proves to have been incorrect in any material respect as at the date on when made or deemed to be made; or

9.4	the Borrower or the Guarantor fails to comply with or pay any sum due from it in five (5) Business Days under any final judgements or any final order made or given by any court of competent jurisdiction or arbitration body on its due date, unless the aggregate amount of such unpaid sum is less than five hundred thousand Dollars ($ 500,000) (or its equivalent in other currencies); or

9.5	the Borrower or the Guarantor becomes insolvent, is unable to pay its debts as they become due, or stops, or suspends or threatens to stop or suspend payment of all or any part of its indebtedness which it will or might otherwise be unable to pay when due, begins negotiations or takes any proceeding or any other step with a view to a readjustment, rescheduling or deferral of all or substantial part of its indebtedness or proposes or makes a general assignment or an arrangement or composition with or for the benefit of its creditors or a moratorium or suspension of payment is agreed or declared in respect of or affecting all or a material part of the indebtedness of such Borrower or any of the foregoing is applied for or consented to by such Borrower; or

9.6	any step (including petition, proposal or convening a meeting) are taken with a view to a composition, assignment or arrangement with any creditors of the Borrower or the Guarantor. A meeting of the Borrower and/or the Guarantor is convened for the purpose of considering any resolution for (or to petition for) its winding up or for its administration or any such resolution is passed. Any person, in good faith, presents a petition for the winding up or for the administration of the Borrower or the Guarantor. Any other step (including petition, proposal or convening a meeting) is taken with a view to the rehabilitation, administration, custodianship, liquidation, winding up or dissolution of the Borrower or the Guarantor or any other insolvency proceedings involving the Borrower or the Guarantor; or

9.7	any liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or the like is appointed in respect of the Borrower or the Guarantor or any part of its assets. The directors of the Borrower or the Guarantor requests the appointment of a liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or the like. Any other steps are taken to enforce any Security Interest over any part of the assets of the Borrower having an aggregate value of two million five hundred thousand Dollars ($2,500,000); or

9.8	any attachments, sequestrations, distress or execution affect any asset or assets of the Borrower or the Guarantor, which when taken together, have an aggregate value of two million five hundred thousand Dollars ($2,500,000) and are not discharged within twenty (20) Business Days; or

9.9	at any time it is or becomes unlawful for the Borrower or the Guarantor to perform or comply with any or all of its obligations under the Loan Documents; or

9.10	the Borrower repudiates or evidences an intention to repudiate any Loan Document; or

9.11	the Borrower fails to pay any amount outstanding, when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure shall continue after the applicable grace period, if any, specified in the agreement, contract or instrument relating to such indebtedness; or any other event shall occur or condition shall exist under any agreement, contract or instrument relating to such indebtedness and shall continue after the applicable grace period, if any, specified in such agreement, contract or instrument, if the effect of such event or condition is to accelerate, or to permit the acceleration, of the maturity of such indebtedness, or any such indebtedness shall be declared to be due and payable, or required to be prepaid (other than by a regularly scheduled required repayment) prior to the stated maturity thereof. No Event of Default will occur under this Clause 9.11 if the aggregate amount of indebtedness falling within this Clause 9.11 is less than two million Dollars ($2,000,000); or

9.12	the Borrower fails to pay any amount outstanding, when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration. demand or otherwise) and such failure shall continue after the applicable grace period, if any, specified in any loan/financing arrangement agreement concluded between the Borrower and the Lender and/or any Affiliate of the Lender and such failure is not remedied within eleven (11) calendar days after the expiry of the relevant grace period; or

9.13	the Borrower uses the proceeds of the Loan other than in accordance with the specified purpose of the Loan.

Subject to Clause 15.3, if an Event of Default has occurred, for so long as the Event of Default is continuing, the Lender may by written notice to the Borrower (i) declare the principal and accrued interest due hereunder to be immediately due and payable (whereupon the same shall become so payable together with any accrued interest thereon and any other sums then owed by the Borrower hereunder) or (ii) declare the principal and accrued interest to be due and payable on demand of the Lender.

10.	SET-OFF

10.1	Upon the occurrence of an Event of Default (until such time as the Event of Default is remedied or waived by the Lender), the Lender is hereby authorised to set-off and apply (i) any and all deposits (general or special, time or demand, provisional or final) at any time held by the Lender, and (ii) other matured obligations at any time owing by the Lender to or for the Loan or the account of the Borrower, regardless of the currency in which any such deposit or indebtedness is denominated, in satisfaction of any sum due and payable by the Borrower. The rights of the Lender hereunder are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Lender may have under the applicable laws.

11.	COSTS AND EXPENSES

11.1	The Borrower shall promptly pay on demand all reasonable costs and expenses (the aggregate total amount of which not to exceed ten thousand Dollars ($10,000)) properly incurred by the Lender in connection with the preparation, negotiation and execution of the Loan Documents.

11.2	The Borrower agrees to pay all reasonable losses, costs and expenses including attorney’s fees plus any applicable VAT and expenses and disbursements sustained by the Lender as a result of the preservation and/or enforcement of any of the Lender’s rights hereunder.

12.	ASSIGNMENT

12.1	This Agreement shall not be assignable by the Borrower without the prior written consent of the Lender.

12.2

The Lender may assign all of its rights and obligations under this Agreement with the prior written consent of the Borrower (not to be unreasonably withheld). Upon such assignment, (i) the Assignee shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it, have the rights and obligations of Lender hereunder, and (ii) Lender shall, to the extent that rights and obligations hereunder have been so assigned by it, relinquish its rights and be released from its obligations hereunder. Such an assignment will only be effective if the person to which the Lender assigns all of its rights hereunder shall first confirm to the Lender and the Borrower that it agrees to be bound by the terms of this Agreement.

12.3	This Agreement shall be binding upon and inure to the benefit of each Party to it and any Assignee or transferee of such Parties.

13.	DISCLOSURE OF INFORMATION

13.1	The Lender may disclose to any actual or potential assignee in relation to this Agreement such information about the Borrower as the Lender shall consider appropriate provided the recipient of the information has entered into confidentiality undertaking substantially in the form recommended by the Loan Market Association or any in other form agreed between the Lender and the Borrower. The Borrower may disclose information in relation to this Agreement, as the Borrower shall consider appropriate, provided that such disclosure is required under laws applicable to the Borrower, or its contractual obligations.

14.	EFFECTIVE DATE

14.1	The effective date of this Agreement shall be the date first written above.

15.	LANGUAGE, GOVERNING LAW AND DISPUTE RESOLUTION

15.1	This Agreement shall be executed in English language. This Agreement shall be governed by, and construed in accordance with, the laws of England.

15.2	The Borrower submits to the non-exclusive jurisdiction of the English courts.

15.3	The Parties have agreed to use all reasonable efforts to resolve all disputes related to interpretation and execution of this Agreement through good faith negotiations. Should an Event of Default occur, the Lender may in its absolute discretion give the Borrower additional time of thirty (30) Business Days, from receipt of written request from the Borrower for such additional time, to allow the Borrower to remedy such breach. If the Borrower does not remedy the breach to the satisfaction of the Lender (acting reasonably) within the thirty (30) Business Days, the Lender may elect to file a complaint in accordance hereunder.

15.3.1	The Borrower agrees that all disputes, controversies or differences between the Parties arising in connection with the interpretation of or performance under this Agreement that at the discretion of the Lender may be referred to and considered by arbitration in London, England in accordance with UNCITRAL Rules then in effect, or to the courts of England. If the Lender elects to utilise arbitration then recourse to arbitration provided for herein shall be to the exclusion of recourse to and the jurisdiction of the legal, arbitral and other courts of any country and the Borrower shall not have the right of application to or appeal to any legal, arbitral or other court of any country in connection with any dispute, controversies or difference arising in connection with interpretation of or performance under this Agreement or in connection with any question of law arising in the course of the arbitration (or out of the award). The judgement currency of any award shall be the same currency as the Loan is denominated. The Parties intend the aforesaid exclusion to operate as an exclusion agreement as defined in Section 45 & 69 of the English Arbitration Act of 1996.

15.3.2	In any court or arbitration proceeding in relation to this Agreement, Borrower will not be entitled to claim for itself or any of its assets immunity from suit, execution, attachment or other legal process.

15.3.3	The language of the arbitration proceedings shall be English and all relevant documents submitted to or issued by the arbitration panel shall be translated into Russian.

15.3.4	The arbitration panel shall consist of three arbitrators. Each of the Parties to the dispute shall nominate one arbitrator and the arbitrators nominated by the Parties shall nominate another arbitrator who shall serve as chairman of the panel. Unless arbitrators have been appointed by the Parties mutual agreement within thirty (30) days after the date on which the notice of arbitration is given in accordance with this Clause, the appointing authority may appoint arbitrators from among nationals of any country, whether or not a Party is a national of that country. The appointing authority shall be the London Court of International Arbitration.

15.3.5	In the event of default by either Party in respect to any procedural order of the arbitrators, the arbitration panel shall have the power to proceed with the arbitration in the absence of such Party and to render its award. The arbitration panel shall render its decision in accordance with existing rules on the date of proceeding commencement and shall provide the Parties with a written decision stating the reasons for the decision. The rights and obligations of the Parties hereunder shall continue in effect during the pending of the arbitration proceedings.

15.3.6	Any award of the arbitration panel shall be final and binding, and judgement upon any arbitral award may not be reviewed by any court or judicial authority.

16.	NOTICE AND COMMUNICATION

16.1	Any communication to be made under or in connection with this Agreement shall be made in writing and, unless otherwise stated, may be made by fax, letter or telex.

16.2	The address, fax number and telex number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with this Agreement is:

in the case of the Borrower, that identified with its name below;

Eco Telecom Limited:

suite 2, 4 Irish Place

Gibraltar

Fax: +350-41988

Attn: Mr. Franz Wolf

with a copy to:

OOO Alfa Eco

Novy Arbat 2l,

GSP-2 119992 Moscow

Russian Federation

Fax: +7 095 291-1865

Attn: Mr. Andrei Stadnik

in the case of the Lender, that identified with its name below,

KazKommertsBank

135zh, Gagarin St., Almaty

480060, Kazakhstan

Fax: +7.3272.585.404

Attention: Mr. Magzhan Auezov

and a copy to:

IC East Capital

Bolshoi Gnezdnikovskiy Pereulok, ½

103009 Moscow, Russia

Fax: +7 095 792 3880

Attn: Ms. Ainur G. Omarbekova

or any substitute address, fax number, telex number or department or officer as the Party may notify to each by not less than five (5) Business Days’ notice.

16.3	Any communication or document made or delivered by one person to another under or in connection with the Loan Documents will only be effective;

16.3.1	if by way of fax, when received in legible form; or

16.3.2	if by way of letter, when it has been left at the relevant address or five (5) Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address; or

16.3.3	if by way of telex, when despatched, but only if, at the time of transmission, the correct answerback appears at the start and at the end of the sender’s copy of the notice.

Any communication or document to be made or delivered to any Party will be effective only when actually received by the Party and then only if it is expressly marked for the attention of the department or officer identified with the Party’s signature below (or any substitute department or officer as the Party shall specify for this purpose).

16.4	Any notice given under or in connection with any Loan Document must be in English.

16.5	All other documents provided under or in connection with any Loan Document must be in English; or, if not in English, and if so required by the Lender, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

17.	REFORMATION AND SEVERABILITY

17.1	Should any provision of this Agreement become invalid, illegal or unenforceable, it shall, to the extent practicable, be modified in such manner as to be valid, legal or enforceable but so as to most nearly retain the intent of the Parties, and if such modification is not possible, such provision shall be severed from this Agreement; and in either case the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

18.	REMEDIES AND WAIVERS

18.1	No failure by the Lender to exercise, nor any delay by the Lender in exercising, any right or remedy herein shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided under the general law.

19.	INDEMNITIES

19.1	If the Lender receives an amount in respect of the Borrower’s liability under this Agreement or if that liability is converted into a claim, proof, judgement or order in a currency other than the currency (the “contractual currency”) in which the amount is expressed to be payable and the amount received by the Lender, when converted into the currency at a market rate (being the rate at which the Lender is able as soon as reasonably practicable after receipt to purchase the contractual currency in the usual course of its business), is less than the amount owed in the contractual currency (the “Deficit”), the Borrower shall (i) forthwith on demand pay to the Lender (as the case may be) an amount in the contractual currency equal to the Deficit; and (ii) pay to the Lender (as the case may be) on demand any exchange costs and taxes payable in connection with any such conversion. The Borrower waives any right it may have in any jurisdiction to pay any amount under this Agreement in the currency other than contractual currency.

19.2	The Borrower shall within three (3) Business Days on demand indemnify the Lender against any loss or liability properly incurred by the Lender as a consequence of the occurrence of any Event of Default.

20.	OTHER PROVISIONS

20.1	This Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

for any other purpose or relied upon by any other person for any purpose without our prior written consent.

Very truly yours,

[SCHEDULES INTENTIONALLY OMITTED]

EXECUTED for and		)
on behalf of the		)
ECO TELECOM		)
LIMITED		)
by:	/s/ PAVEL KULIKOV	)

Name:	Pavel Kulikov
Title:	Attorney

EXECUTED for and		)
on behalf of		)
OJSC		)
KAZKOMMERTSBANK		)
by:	/s/ Illegible	)

Name:
Title:	Authorised Signatory